Exhibit 99.1

SANDSTORM GOLD LTD.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Phone: 604-689-0234/Fax: 604-689-7317

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Friday, May 16, 2014 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2013, together with the report of the auditors thereon;
2.	To fix the number of Directors of the Company at FIVE (5);
3.	To elect Directors of the Company for the ensuing year;
4.	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
5.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming the Company’s Shareholder Rights Plan, as more particularly described in the accompanying Information Circular; and
6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related MD&A for the Company for the financial year ended December 31, 2013 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.sandstormltd.com.

This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website (www.sandstormltd.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 9, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 9, 2014.

The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by email at info@sandstormltd.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has by resolution fixed the close of business on March 28, 2014 as the record date, being the date for the determination of the registered holders of Shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on May 14, 2014, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 28th day of March, 2014.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chairman and Chief Executive Officer